Third Quarter Report for the Period Ending March 31, 2006

Management Discussion and Analysis	May 25, 2006

This discussion and analysis of the consolidated operating results and financial condition of the Company for the nine months ended March 31, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the nine months then ended. All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in acquiring and exploring new mineral prospects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater there than in any other geographic region in the world. The viability of this exploration focus has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock. It is becoming increasingly clear that these gold trends are, in fact, goldfields in much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

The Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve echoing the development of the Carlin Trend, more gold deposits are likely to be discovered. White Knight has interests in mineral properties ideally located to participate in those discoveries. The Company currently owns eighteen properties (aggregating over 68,000 acres), fifteen of which are located within the Cortez Trend. The Company plans to aggressively and systematically evaluate its properties, currently the second largest land holding in the Cortez Trend.

The past quarter was arguably the most eventful in the Company’s history with an announcement by U.S. Gold Corporation (“US Gold”) in March 2006 that it intended to make a bid for the Company on the basis of 0.35 shares of US Gold for each share of the Company. Subsequent to this notice of intent to bid, the Company received a formal offer from US Gold in May 2006. The Company’s directors have since responded to the US Gold offering document with a Directors’ Circular. The Company’s management has advised shareholders that they are in favour of the proposed transaction but, based upon advice from its financial and legal advisors, the Board is reserving judgment until the issues are resolved with respect to the timing of the Offer, particularly with respect to the timing of receiving appropriate clearances from the United States Securities and Exchange Commission for the purpose of US Gold proceeding with the Offer in a timely manner, and satisfactory due diligence on US Gold can be completed. As a result, until greater certainty is obtained with respect to the ability of US Gold to meet these conditions, the Board believes that it is inadvisable to request its financial advisors to provide their opinion as to the fairness of the Offer, from a financial point of view. In the interim, the Directors of White Knight intend to continue dialogue with US Gold with respect to the status of the conditions to its Offer and to continue to consider the Offer in light of their fiduciary duties.

Other highlights during the quarter include:

  The Company’s joint venture partner, Bonaventure Enterprises Inc., announced an Inferred Resource of 11,500,000 short tons grading 0.0226 opt gold at the New Pass property (approximately 300,000 ounces of Au) at an 0.01 opt cut-off.

  The Company announced an Indicated Resource of 320,900 ounces of gold (7,874,000 tons grading 0.041 opt Au) in the Gold Pick and Gold Ridge North deposits within the Gold Bar Mine District.

The Company currently has 18 exploration properties in north central Nevada. Five are joint ventures subject to earn-in agreements with the remainder 100% held by the Company.

MINERAL PROPERTY REVIEW

This review has been prepared by the Company’s geologic staff under the supervision of John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles
Benmark	Eureka County	Cortez	100%		1,455	2.27
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		1,446	2.26
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		888	1.39
Gold Bar Horst	Eureka County	Cortez	100%		3,552	5.55
Gold Pick	Eureka County	Cortez	100%		416	0.65
Hunter	Eureka County	Cortez	100%		1,115	1.74
Ian	Eureka County	Cortez	100%		1,053	1.65
Indian Ranch	Eureka County	Cortez	75%	60%	10,008	15.64
Knolls	Humboldt County	Getchell	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,019	7.84
New Pass	Churchill County	Austin Lovelock	100%	50%	2,231	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Slaven Canyon	Lander County	Cortez	100%		6,206	9.68
South Cabin Creek	Eureka County	Cortez	100%		620	0.97
Squaw Creek	Elko County	Carlin	100%	50%	3,039	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,845	6.01
Miscellaneous					1,756	2.74
Total					68,757	107.43

Celt Property

The Celt project is 100% owned by White Knight, with Teck Cominco American Incorporated (“Teck Cominco”) having an option to earn a 60% interest in the project. A 2005 RC drilling program performed by Teck Cominco tested a geophysical/geological series of targets in the central portion of the property. Lower-plate carbonate host rocks were encountered at relatively shallow depths under a veneer of upper-plate siliclastics in 5 of 8 holes drilled. Although lower-plate was encountered, only minor anomalous gold was detected. It is now believed that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountain rangefront may be related to a gold system located to the west of this drilling. Teck Cominco has completed the necessary obligation to maintain the option agreement and intends to continue exploration on the project in 2006.

Cottonwood Property

The Company’s 100% owned Cottonwood property consists of 98 unpatented claims (1,885 acres) situated within the Roberts Mountains District, 5 miles northeast of the former producing Gold Bar Mine and contiguous with the former producing Gold Canyon Mine which lies 1,500 feet east of the property boundary. The Cottonwood property covers a major window bounding fault (Wall fault) which places upper-plate rocks in direct contact with lower-plate Devonian limestones. The geologic similarities between the Wall fault and the major ore forming Post fault in the Carlin Trend are striking. A large Carlin type pathfinder anomaly in excess of 4 miles exists along the Wall fault. Two vertically stacked lower-plate stratigraphic horizons present at Cottonwood represent strong exploration targets. In 2005, five shallow holes were completed on the project at the southern end of the target area where a hole drilled by Barrick

Gold in the late 1990’s was reported to have significant gold in favourable host rocks. Follow-up drill holes around the Barrick hole failed to intersect significant gold mineralization in this area. The planned 2006 drill campaign will focus along the Wall fault north of the 2005 drilling, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion, and at the Gold Ledge prospect along the faulted gold-mineralized anticline east of the Wall fault.

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims (6,320 acres) situated 11 miles south-southeast of the recently discovered Cortez Hills gold deposit. Fye Canyon is 100% owned by White Knight and Teck Cominco American Incorporated has a right to earn a 60% interest in the project. During the year, Teck Cominco performed a gradient-array and dipole-dipole IP geophysical surveys and collected additional gravity data to augment the data generated by White Knight’s geophysical work. Upon completion of the survey, Teck Cominco drilled four RC holes to test certain structural and lithological targets generated by the geophysical program. Elevated gold geochemistry (>20 ppb, up to 56 ppb) was encountered in hole F04-04. Teck Cominco has paid the annual option payment to White Knight and is planning to further explore the property in 2006.

Gold Pick Property

The Company’s 100% owned Gold Pick property is located in the Gold Bar Mine District, 50 kilometres northwest of Eureka. During the quarter, the Company filed an updated 43-101 report authored by Mine Development Associates (“MDA”) of Reno, Nevada, verifying an Indicated Resource of 320,900 oz gold (7,874,000 tons grading 0.041 oz/ton gold) in the Goldpick and Gold Ridge North deposits. Nominal spacing is 100 feet, with some spacing down to 50 feet. The estimation method use was oriented polygonal using 75 foot x 50 foot x 9 foot blocks. Previous production from the Gold Pick and Gold Ridge deposits resulted in the recovery of 97,000 ounces of gold from 1.4 million tons of ore. MDA benefited from their previous involvement in the generation of former resource estimates and knowledge gained through Atlas Precious Metal Inc.’s mining of a portion of these deposits. A total of 18 reverse circulation drill holes completed during 2005 and early 2006 extended the Goldpick deposit to the southwest and northwest. The spacing of these holes is too wide to incorporate this additional mineralization in the known resource prior to further infill drilling.

Indian Ranch Property

The Indian Ranch property is 75% owned by White Knight and 25% owned by Chapleau Resources Ltd. Placer Dome U.S. Inc. (“Placer”), recently acquired by Barrick Gold Corporation, currently holds the right to earn a 60% interest in the project. In 2005, Placer undertook a 5000-ft drill campaign to meet minimum work requirements. Significant gold results were discovered in drill hole PIR 05-10 where an interval of 30 ft @ 0.046 opt Au within a thick low-grade gold envelope (335 ft @ 0.009 opt Au) was intersected within the upper portion of the Roberts Mountains Formation. The geologic setting of this new mineralization at Indian Ranch is geologically very similar to many of the large Carlin-type gold deposits in both the Carlin and Cortez Trends in north-central Nevada. As a result of this drill hole, Placer expanded the drilling program to 8 holes (18,000 ft) and continued drilling through January 2006, when weather conditions prevented further work.

McClusky Pass Property

The Company’s 100% owned McClusky Pass property totals 243 unpatented claims within the southern Cortez Trend and centered eight miles northwest of the former producing Gold Bar Mine. The claims were staked to cover the projected intersection of the north-northwest trending Cortez Fault Corridor and a northeast trending structural zone. Geophysical surveys executed by the Company imply the existence of two horst blocks linked to northeast cross structures. A two to three hole Reverse Circulation drill program totalling 3,000 feet commenced in late September, 2005. A reverse-circulation hole was attempted, but was lost at 775 ft, about 200 ft short of the target. Delayed by weather, a diamond drill hole was recently completed to a depth of 1191 ft on the northern portion of the property. The holes were drilled approximately 1000 ft apart to test a geophysically interpreted uplifted block. Anomalous gold and pathfinder elements, as well as intrusive dykes and strong dolomitization, were encountered in the southern most reverse-circulation drill hole. Both holes encountered chert and siltstones with minor limestone interbeds which are interpreted to be part of the upper-plate. The depth to lower-plate on the project is not known at this time. Additional work will be performed on the property in 2006 to generate new drill targets.

New Pass Property

The Company’s 100% owned New Pass property is located 27 miles west of Austin, Nevada. Unpatented lode claims totaling 2,231 acres form the current land package. During the quarter, the Company’s joint venture partner, Bonaventure Enterprise Inc. issued a news release stating it had commissioned Sierra Environmental Engineers, Inc. of Reno, Nevada to prepare a 43-101 report updating the resources of the property. According to that report, the mineral resources on the New Pass project are defined as an Inferred Resource of 11,500,000 short tons grading 0.0226 Au opt for a total of approximately 300,000 ounces. A total of 160 drill holes with a spacing of 50 feet to 300 feet were used in the calculation. The cut-off grade was defined as 0.01 opt gold equivalent based upon a ratio of silver:gold of 60:1. Based upon a review of the results of Bonaventures’ Phase 1 drilling, the resource appears to be open-ended. Bonaventure plans extensive drilling north of the current drill pattern commencing in late spring/early summer.

Slaven Canyon Property

The Company’s 100% owned Slaven Canyon property consists of 6,587 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. This project was recently drilled with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization. Drill hole SL21, drilled to a final depth of 2583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However the hole, which included some limestone interbeds similar to the limestone drilled in Hole 21, remained in upper-plate rocks to the total depth drilled. Entire exploration results will be posted on the Company’s website. The shallow drilling at Slaven (less than 1000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. 25 ft @ 0.122 opt Au in a roadcut). As a result of this work, the Company intends to follow up its 2005 exploration effort with a major drill campaign to begin as soon as weather and access allow.

Squaw Creek Property

The Company’s 100% owned Squaw Creek property is located 42 miles north due north of Battle Mountain, Nevada on the northern end of the Carlin Trend. Squaw Creek consists of 151 unpatented mining claims staked by the Company. Bonaventure Enterprises Inc. has an option to earn up to a 60% interest in the project. Strongly anomalous gold mineralization occurs within silicified and brecciated zones often more than 100 feet thick in Upper-plate lithologies and overlying Miocene age volcanics. Carlin-style mineralization is also hosted with silty dolomitic sediments which may be part of the Rodeo Creek Formation. Significant drill intercepts from previous drill results include:

Drill Hole	Length (feet)	Gold (oz/ton)
SC 99-7 SC 99-10 SC 99-11	5 135 90	0.120 0.024 0.021

During the 2005 field season, Bonaventure completed controlled source audio magnetotelluric surveys and its upcoming plans for 2006 include 5,000 feet of drilling.

INCENTIVE STOCK OPTIONS

From the beginning of the period to date, 2,050,000 incentive stock options were granted as follows:

Optionee	Options	Price	Date of Grant	Expiry Date
Megan Cameron-Jones	200,000	$1.91	January 10, 2006	January 10, 2011
Robert Cuffney	200,000	$1.91	January 10, 2006	January 10, 2011
Brian D. Edgar	425,000	$1.91	January 10, 2006	January 10, 2011
Kareen McKinnon	50,000 100,000	$1.50 $1.91	October 19, 2005 January 10, 2006	October 19, 2010 January 10, 2011
Gordon P. Leask	425,000	$1.91	January 10, 2006	January 10, 2011
John M. Leask	425,000	$1.91	January 10, 2006	January 10, 2011

Employees & Consultants	225,000	$1.91	January 10, 2006	January 10, 2011

INVESTOR RELATIONS ACTIVITIES

Investor relations activities are performed by Kareen McKinnon, Vice-President, Corporate Development Ms. McKinnon’s primary function is to assist the Company in providing communications and interactions with the investment community, as well as developing and diversifying its investment audience.

OPERATIONS AND FINANCIAL CONDITION

	Unaudited
	(Fiscal Quarter of the Fiscal
	Year ended June 30, 2006)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter
Working capital	$16,253	$14,778	$14,183
Loss	$302	$179	$2,421
Loss per share	$0.005	$0.003	$0.041
Loss per share (fully diluted)	$0.005	$0.003	$0.041

Total assets	$21,790	$21,814	$21,415
Total liabilities	$309	$444	$147

Deficit	$12,876	$13,055	$15,476

	Unaudited
	(Fiscal Quarters of the Fiscal
	Year ended June 30, 2005 )
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$10,056	$11,867	$11,545	$11,216
Loss	$204	$345	$284	$230
Loss per share	$0.004	$0.007	$0.005	$0.004
Loss per share (fully diluted)	$0.004	$0.007	$0.005	$0.004

Total assets	$13,878	$15,974	$15,716	$15,697
Total liabilities	$57	$128	$85	$180

Deficit	$11,715	$12,059	$12,344	$12,574

Unaudited
(Fiscal Quarters of the Fiscal
Year ended June 30, 2004)
All in $1,000’s
except Loss per Share	Fourth Quarter
Working capital	$ 9,805
Loss	$ 1,146
Loss per share	$ 0.022
Loss per share (fully diluted)	$ 0.022

Total assets	$ 12,720
Total liabilities	$ 130

Deficit	$ 11,510

Liquidity - As at March 31, 2006, the Company had working capital of $14,182,880. This is an increase of $2,637,507 from working capital at March 31, 2005.

Results of Operations

For the nine months ended March 31

Loss for the period increased from $833,999 in 2005 to $2,902,051 in 2006. If the write-off of mineral property costs ($176,872 in 2005 and $105,535 in 2006) is excluded, the loss has increased from $657,127 in 2005 to $2,796,516 in 2006. Write-off of deferred exploration costs in 2005 and 2006 consisted of general exploration costs in Nevada. The increase in the loss after write-off of deferred exploration costs between 2005 and 2006 is primarily made up of an increase in investor relations & shareholder information, travel & entertainment, and wages as well as a charge against stock-based compensation offset by an increase in interest income.

Investor relations & shareholder information and travel & entertainment expenses increased from $147,850 in 2005 to $204,072 in 2006 as a result of the Company’s active investor relations program.

Capital Resources

The Company’s authorized capital consists of an unlimited number of common shares without par value. At March 31, 2006, the Company had 59,329,972 issued and outstanding common shares (March 31, 2005 – 54,089,386), and at April 30, 2006 the Company had 59,354,972 issued and outstanding shares.

The Company adopted a formal written stock option plan (“Stock Option Plan”) dated November 4, 2002 which was subsequently amended and approved as amended by the Shareholders of the Company on December 12, 2003. Under this plan, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods. The options can be granted for a maximum term of 5 years. The Amended Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on February 13, 2004.

During the period ended March 31, 2006, 260,000 stock options were exercised. As at March 31, 2006 the Company had 5,175,000 stock options outstanding at exercise prices ranging from $0.10 per share to $1.91 per share with expiry dates ranging from May 14, 2006 to January 10, 2011. If exercised, the remaining 5,175,000 stock options would increase the Company’s available cash by $5,106,610.

During the year, 4,940,586 warrants at $1.25 were exercised for total proceeds of $6,175,732 and 3,367,647 warrants expired. At March 31, 2006 the Company had 1,500,000 warrants at $2.50, exercisable to December 20, 2006, outstanding.

Balance Sheets - Cash and cash equivalents and temporary investments at March 31, 2006 totaled $14,172,858 compared to $11,177,902 at March 31, 2005. Deferred exploration costs and mineral property interests at March 31, 2006; all in Nevada, totaled $6,351,701 compared to $3,965,025 at March 31, 2005.

Related Party Transactions

The Company entered into the following transactions with related parties as follows:

During the period ended March 31, 2006, the Company paid or accrued management fees in the amount of $198,000 (2005 - $198,000) to companies controlled by directors.

During the period ended March 31, 2006, the Company paid or accrued administrative consulting fees in the amount of $86,398 (2005 - $39,813) to directors and officers of the Company and a company controlled by a director.

During the period ended March 31, 2006, the Company paid consulting fees in the amount of $100,707 (2005 - $85,111) to directors and officers of the Company and companies controlled by directors. Of that amount, $84,702 (2004 - $78,850) is included or written off to deferred exploration costs.

Amounts payable to related parties at March 31, 2006 aggregated $89,263 (June 30, 2005 - $17,754). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company constantly seeks business opportunities to advance its business and to increase shareholder value. It is the policy of the Company to disclose material transactions in accordance with the requirements of the regulatory authorities and when in the best interests of the Company to do so.

Risks and Uncertainties

The Company’s financial success will be dependent upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer, John M. Leask, and Chief Financial Officer, Megan Cameron-Jones, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the required filings.

Based upon the evaluation described above, the Chief Executive Officer and the Chief Financial Officer concluded that as of the end of the period covered by the required filings, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman, President & CEO	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director, Secretary & CFO
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited common shares	Vancouver, BC, Canada
Issued as at April 30, 2006: 59,354,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V